RESOLUTION BED, INC.

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Resolution Bed, Inc.
Dobson, NC.

We have reviewed the accompanying financial statements of Resolution Bed, Inc (a corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 1, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

RESOLUTION BED, INC.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020

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	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 4,061	$ 552
Inventory	140,506	131,254
TOTAL CURRENT ASSETS	144,567	131,806
TOTAL ASSETS	$ 144,567	$ 131,806
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	90,092	77,943
TOTAL CURRENT LIABILITIES	90,092	77,943
NON-CURRENT LIABILITIES		
Related Party Notes Payable-A	8,433	8,433
Related Party Notes Payable-B	150,000	150,000
Related Party Notes Payable-C	23,506	-
Related Party Notes Payable-D	437,561	221,925
Accrued Interest	36,130	20,346
TOTAL LIABILITIES	745,722	478,647
SHAREHOLDERS' EQUITY		
Common Stock (50,000,000 shares authorized; 37,850,000 issued and outstanding; $0.00001 par value)	379	-
Outstanding Warrant	150,000	150,000
Retained Deficit	(751,535)	(496,842)
TOTAL SHAREHOLDERS' EQUITY	(601,156)	(346,842)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 144,567	$ 131,806

RESOLUTION BED, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Operating Expense		
Legal & Professional	157,631	186,256
Research and Development	36,920	1,874
General & Administrative	27,260	18,874
Advertising & Marketing	15,944	-
	237,755	207,004
Net Loss from Operations	(237,755)	(207,004)
Other Expense		
Taxes	(1,154)	-
Interest Expense	(15,784)	(15,665)
Net Loss	$ (254,693)	$ (222,670)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	37,850,000	-
Net loss per share	$ (0.007)	-

RESOLUTION BED, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (254,693)	$ (222,670)
Change in Accounts Payable	12,149	57,943
Change in Inventory	(9,252)	(25,577)
Net Cash Flows From Operating Activities	(251,796)	(190,304)
Cash Flows From Financing Activities		
Issuance of Related Party Notes Payable-D	215,636	174,997
Capitalization of Accrued Interest	15,784	15,665
Issuance of Related Party Notes Payable-C	23,506	-
Issuance of Common Stock	379	-
Net Cash Flows From Financing Activities	255,305	190,662
Cash at Beginning of Period	552	194
Net Increase In Cash	3,509	358
Cash at End of Period	$ 4,061	$ 552

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

RESOLUTION BED, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock Number	Common Stock Amount	Outstanding Warrant	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2019	-	$ -	$ 150,000	$ (274,172)	$ (124,172)
Net Loss				(222,670)	(222,670)
Balance at December 31, 2020	-	$ -	$ 150,000	$ (496,842)	$ (346,842)
Issuance of Stock	37,850,000	379			379
Net Loss				(254,693)	(254,693)
Balance at December 31, 2021	37,850,000	$ 379	$ 150,000	$ (751,535)	$ (601,156)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Resolution Bed, Inc. ("the Company") is a corporation organized in the state of Delaware. The Company operates as a designer of medical grade hospital beds that it plans to market to hospitals.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses in 2021 of $256,573, and 2020 of $222,670.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 1, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company has manufactured ten medical grade hospital beds that have been completely tested to meet safety guidelines and received the CE marking in order to market RESBED. However, there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company values inventory at the lower of cost or market value.

Advertising

The Company records advertising expenses in the year incurred.

Adjustment to Retained Earnings

An adjustment was required during 2021. The Company did not recognize an outstanding warrant that was granted in 2019. Additionally, the company did not recognize common stock that was issued in 2021.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2021 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Related Party Notes Payable - A

In 2019, the company has issued a note payable with a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Note - A"). The note accrues interest at the rate of 8% per annum and is payable at a future date to be determined by management. During 2021 and 2020, the Company capitalized approximately $1,733 in accrued interest related to the Notes.

Related Party Notes Payable - B

In 2019, the company has issued a note payable with a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Note - B"). The note accrues 10% per annum and will mature in 2024. A security interest was placed by the issuer requesting ten beds to be manufactured by the company. During 2021 and 2020, the Company capitalized approximately $34,397 in accrued interest related to the note.

Related Party Notes Payable - C

In 2021, the company has issued a note payable with a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Note - C"). The note bears no interest and is payable at a future date to be determined by management

Related Party Notes Payable - D

The company has issued a note with a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Note - D"). The principal balance was accrued until a formal agreement was settled in 2021. The note accrues interest at the rate of 3% per annum beginning on March 1, 2022 and is payable on June 1, 2042. During 2021 and 2020, the Company capitalized approximately $0 in accrued interest related to the Notes.

NOTE E- EQUITY

Under the Company's original articles of incorporation, the Company authorized 50,000,000 shares of $0.0001 par value Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Outstanding Warrants: In 2019, the Company issued warrants outstanding allowing the holders to purchase up to 150,000 shares of common stock in conjunction with the 2019 loan agreement described in the ("Related Party Notes Payable-B") disclosure. The exercise price of these warrants is $1.00 per share and exercisable as of the grant date.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock	37,850,000
Warrant	150,000

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with supplier. This stems from (1) assembly of product produced from a single supplier.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 1, 2022, the date that the financial statements were available to be issued.